EXHIBIT 14

CASCADE MICROTECH, INC.

CODE OF ETHICS

INTRODUCTION

This Code of Ethics has been adopted by the Board of Directors of Cascade Microtech, Inc. to promote honest and ethical conduct, proper disclosure of financial information in the Corporation’s periodic reports, and compliance with applicable laws, rules, and regulations by the Corporation’s employees, officers and directors.

APPLICABILITY

This Code applies to every employee, officer and director of the Corporation.

PRINCIPLES AND PRACTICES

In performing his or her duties, each employee, officer and director must:

1.               Maintain high standards of honest and ethical conduct and avoid any actual or apparent conflict of interest;

2.               Report to the Audit Committee of the Board of Directors any conflict of interest that may arise and any material transaction or relationship that reasonably could be expected to give rise to a conflict;

3.               Provide, or cause to be provided, full, fair, accurate, timely, and understandable disclosure in reports and documents that the Corporation distributes to shareholders and in other public communications;

4.               Comply and take all reasonable actions to cause others to comply with applicable governmental laws, rules, and regulations; and

5.               Promptly report violations of this Code to the Audit Committee.

Employees, officers and directors must also comply with the Code of Business Conduct applicable to the Corporation’s Directors, officers, and employees generally.

WAIVER

Any request for a waiver of any provision of this Code must be in writing and addressed to the Audit Committee

COMPLIANCE AND ACCOUNTABILITY

The Audit Committee will assess compliance with this Code, report material violations to the Board of Directors, and recommend to the Board appropriate action.